UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Translation of registrant’s name into English)

Maxim 1, 2 Parklands Way

Holytown, Motherwell, ML1 4WR

Scotland, United Kingdom

+44 (0) 141 433 7557

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F                    ☐ Form 40-F

On August 21, 2024, TC BioPharm (Holdings) plc (the “Company”) received a notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market informing the Company that it has regained compliance with the minimum equity requirement in Listing Rule 5550(b)(1) (the “Equity Rule”) and the bid price requirement in Listing Rule 5550(a)(2) (the “Bid Price Rule”).

The Company was under a Panel Monitor imposed by a prior Hearings Panel through July 26, 2024, pursuant to its authority under Listing Rule 5815(d)(4)(A), following the Company demonstrating compliance with the Equity Rule. In addition, pursuant to Listing Rule 5810(c)(3)(A)(iv), the Company was not eligible for any compliance period specified in Rule 5810(c)(3)(A) due to the fact that the Company effected one or more reverse stock splits over the prior two-year period with a cumulative ratio of 250 shares or more to one (the “Excessive Reverse Stock Splits Rule”).

Normally, in application of Listing Rule 5815(d)(4)(B), companies that have regained equity and/or bid price compliance, where the company was ineligible for a second compliance period under the Excessive Reverse Stock Splits Rule, are imposed a Mandatory Panel Monitor. However, considering the Company regained compliance with the Bid Price Rule ahead of the panel granting it an exception to cure its bid price deficiency, the Notice stated that, pursuant to Listing Rule 5815(d)(4)(B), the Company will be subject to a Discretionary Panel Monitor for a period of one year from the date of the Notice, to ensure that the Company maintains long-term compliance with the Equity Rule, the Bid Price Rule, and all of the Exchange’s continued listing requirements.

If, within that one-year monitoring period, the Staff finds the Company again out of compliance with any continued listing requirement, notwithstanding Rule 5810(c)(2), the Company will not be permitted to provide the Staff with a plan of compliance with respect to any deficiency and the Staff will not be permitted to grant additional time for the Company to regain compliance with respect to any deficiency, nor will the Company be afforded an applicable cure or compliance period. Instead, the Staff will issue a Delist Determination Letter and the Company will have an opportunity to request a new hearing with the initial Panel or a newly convened Hearings Panel if the initial Panel is unavailable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

	By:	/s/ Martin Thorp
	Name:	Martin Thorp
	Title:	Chief Financial Officer
Date: August 23, 2024

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